UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2009

Commission File Number: 1-12869

A.                                  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Constellation Energy Group, Inc. Employee Savings Plan

Constellation Energy Group, Inc.

100 Constellation Way

Baltimore, Maryland 21202

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Constellation Energy Group, Inc.

100 Constellation Way

Baltimore, Maryland 21202

* The other schedules required by 29 CFR 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted, as they are not applicable.

Exhibit:

Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONSTELLATION ENERGY GROUP, INC.
EMPLOYEE SAVINGS PLAN

Date:	June 23, 2010	/s/ Marcia Behlert
Marcia B. Behlert, Plan Administrator

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Constellation Energy Group, Inc.

Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Constellation Energy Group, Inc. Employee Savings Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) and Schedule of Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Baltimore, Maryland
June 23, 2010

CONSTELLATION ENERGY GROUP, INC.

EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

At December 31,	2009	2008

Assets
Investments, at fair value:
Mutual funds	$602,354,193	$634,820,197
CEG common stock	180,312,384	144,632,310
Common trust fund	163,704,077	212,287,936
Short-term investments	6,778	264,451
Participant loans	24,867,332	31,563,613
Total investments	971,244,764	1,023,568,507

Receivables:
Employer contributions	404,574	503,175
Participant contributions	1,388,957	1,806,852
Accrued dividends	1,169,884	2,590,046
Unsettled investment sales and other	417	163,680
Total Assets	974,208,596	1,028,632,260

Liabilities
Unsettled investment purchases	9,579	193,319
Total Liabilities	9,579	193,319

Net assets reflecting all investments at fair value	974,199,017	1,028,438,941

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,915,976)	1,990,020

Net assets available for benefits	$969,283,041	$1,030,428,961

The accompanying notes are an integral part of these financial statements.

CONSTELLATION ENERGY GROUP, INC.

EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31,	2009	2008

ADDITIONS
Investment Income (Loss)
Dividends	$17,572,545	$43,605,220
Interest	8,471,795	9,259,336
Interest on participant loans	2,043,099	2,486,248
Net appreciation (depreciation) in fair value of investments (See note 4)	237,650,136	(796,439,234)
Total investment income (loss)	265,737,575	(741,088,430)

Contributions
Participant contributions	65,622,281	77,786,829
Participant rollover contributions	8,689,524	11,411,844
Plan transfers in (See note 1)	719,163	1,047,207
Employer matching contributions	19,375,012	22,435,598
Total contributions	94,405,980	112,681,478

Total	360,143,555	(628,406,952)

DEDUCTIONS
Withdrawals and distributions	(78,971,970)	(99,734,644)
Fees	(130,958)	(145,630)
Plan transfers out (See note 1)	(342,186,547)	(355,494)
Total	(421,289,475)	(100,235,768)

CHANGE IN NET ASSETS	(61,145,920)	(728,642,720)

Net assets available for benefits
Beginning of year	1,030,428,961	1,759,071,681
End of year	$969,283,041	$1,030,428,961

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

Note 1.  General Description of the Plan

The following description of the Constellation Energy Group, Inc. Employee Savings Plan (Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Baltimore Gas and Electric Company (BGE) established the Baltimore Gas and Electric Company Employee Savings Plan and Trust Agreement on July 1, 1978.  Effective April 30, 1999, BGE shareholders approved the formation of a holding company — Constellation Energy Group, Inc. (Company or CEG) and the Baltimore Gas and Electric Company Employee Savings Plan was amended, restated, and renamed as the Constellation Energy Group, Inc. Employee Savings Plan.

The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Employee Stock Ownership Plan — CEG Common Stock holdings are classified as an Employee Stock Ownership Plan.  As a result, participants may elect to receive their dividends on CEG common stock in cash.  If no election is made, the dividends are reinvested in additional shares of CEG common stock.

Eligibility — An employee is eligible to participate in the Plan as soon as practicable after the date of hire.

Administration — The Plan Administrator is the Executive Director, Benefits Strategy of Constellation Energy Group, Inc.  The assets are held and managed by the Trustee, T. Rowe Price Trust Company (Trustee).  T. Rowe Price Retirement Plan Services, Inc. provides the record keeping for the Plan.

Although it has not expressed any intent to do so, the Company has the right to amend or terminate the Plan at any time, subject to provisions set forth in ERISA.

Participant Contributions — Eligible participants may contribute from 1% to 50% of their eligible pay through payroll deductions, on a before-tax basis, from 1% to 15% of their eligible pay through payroll deductions, on an after-tax basis, or a combination thereof.  The maximum combined contribution rate for both the before-tax and the after-tax contributions is 50%.

The maximum amount a participant can contribute to the Plan on a before-tax basis is limited per year by the Internal Revenue Service (IRS).  The limitation was $16,500 in 2009 and $15,500 in 2008.

Participants age 50 and older (by year end) and meeting one of the Plan’s or IRS pre-tax contribution limits are eligible to make catch-up contributions.  The catch-up contributions limit was $5,500 in 2009 and $5,000 in 2008.

The Plan accepts rollovers of employees’ eligible rollover distributions from other qualified plans.

Participants have the right, on a daily basis, to change the amount of their payroll deductions, effective as of the next pay period.  Participants also have the right to change, on a daily basis, the percentage of their future contributions being invested in each of the available investment options as provided in the Plan, and to diversify their current holdings among the investment options in the Plan.

Plan Transfers In — “Plan Transfers In” includes amounts relating to transfers of employees from the Nine Mile Point Represented Employee Savings Plan into the CEG Plan due to changes in employment positions that no longer allow them to participate in the Nine Mile Point Represented Employee Savings Plan.

Plan Transfers Out — “Plan Transfers Out” for 2009 includes amounts relating to transfers of employees from the CEG Plan into the Nine Mile Point Represented Plan due to changes in employment positions that no longer allow them to participate in the CEG Plan and amounts relating to the spin-off of assets on October 30, 2009 to the Employee Savings Plan of Constellation Energy Nuclear Group, LLC as a result of the sale of 49.99 percent of the Company’s membership interests in Constellation Energy Nuclear Group, Inc. and the formation of the Constellation Energy Nuclear Group, LLC joint venture.

Company Matching Contributions — In general, the Company contributes an amount equal to one-half of the participant’s contribution up to six percent of eligible pay. However, the Company matching contribution for employees of Constellation New Energy, Inc. is 100% of the participant’s contributions up to five percent of eligible pay. Company contributions are initially invested in CEG Common Stock. The participant has the option to transfer the funds to other available investment options immediately.

Participant Accounts — Each participant’s account is credited with the participant’s and Company’s contribution, transfers and an allocation of investment income and administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are vested immediately in all Company matching contributions, their contributions plus actual earnings thereon.

Investment Options — Participants can elect to have their contributions invested in the following:

•      CEG Common Stock

•      Fidelity Diversified International Fund

•      Fidelity Dividend Growth Fund *

•      Fidelity Low Priced Stock Fund

•      PIMCO Total Return Institutional Fund

•      T. Rowe Price Equity Income Fund

•      T. Rowe Price Growth Stock Fund

•      T. Rowe Price Mid-Cap Growth Fund

•      T. Rowe Price Mid-Cap Value Fund

•      T. Rowe Price New Horizons Fund

•      T. Rowe Price Small Cap Value Fund

•      T. Rowe Price Retirement Income Fund

•      T. Rowe Price Retirement 2005 Fund

•      T. Rowe Price Retirement 2010 Fund

•      T. Rowe Price Retirement 2015 Fund

•      T. Rowe Price Retirement 2020 Fund

•      T. Rowe Price Retirement 2025 Fund

•      T. Rowe Price Retirement 2030 Fund

•      T. Rowe Price Retirement 2035 Fund

•      T. Rowe Price Retirement 2040 Fund

•      T. Rowe Price Retirement 2045 Fund

•      T. Rowe Price Retirement 2050 Fund

•      T. Rowe Price Retirement 2055 Fund

•      T. Rowe Price Stable Value Fund

•      Vanguard Institutional Index Fund

*Effective February 2009, this fund was removed as an investment option of the Plan.

CEG Common Stock — Participant and Company matching contributions are invested in CEG common stock.

Employee Stock Account — An Employee Stock Account was automatically established for each participant who transferred their balance from the Baltimore Gas and Electric Company Employee Stock Ownership Plan upon the termination of that plan in 1989 and/or received shares of stock credited under the Corporate Performance Award Program. No additional allocations are being made to this account.

Investment Income — Dividends and earnings received on all funds are automatically reinvested in the fund to which those earnings apply.

Transfers — Participants whose job status changes from a represented employee at Nine Mile Point Nuclear Station, LLC to a non-represented employee at the Company or vice versa may transfer assets to or from the Represented Employee Savings Plan for Nine Mile Point and the Plan.  After October 27, 2009, participants whose status changes from being a Company employee to a Constellation Energy Nuclear Group, LLC employee or vice versa may also transfer assets to or from the Plan and the Employee

Savings Plan for Constellation Energy Nuclear Group, LLC. In addition, participants are allowed to initiate, on a daily basis, a transfer of the value of their account, among the available investment funds.  Transfers are recorded at fair value.

Participant Loan Provisions — Participants may obtain a loan in any amount between a minimum of $1,000 and a maximum of $50,000, but not more than 50% of the participant’s account balance at the time of the loan.  Participants may elect up to five years to repay the loan, unless the loan is used for the purchase of a principal residence, in which case they may elect up to 30 years for repayment.  Participants are allowed to have up to two loans outstanding at any time.  Principal and interest are repaid through regular payroll deductions or by direct payment. The interest rate for loans is equal to the prime rate plus one percent on the last day of the month preceding the month the loan is initiated.  The interest rate on amounts borrowed is set at the time the loan is executed and remains in effect for the duration of the loan and ranges from 4.00% to 10.00% as of December 31, 2009.  Loan duration ranges from January 2010 to October 2039.

Withdrawals and Distributions — Participants may, on a daily basis, elect to withdraw all or part of the investments attributable to their after-tax contributions. Except for death, disability, retirement, separation from service or under certain circumstances of hardship, contributions made on a before-tax basis may not be withdrawn until a participant attains age 59 1/2.  Participants who  make a hardship withdrawal, and participants who have less than 5 years of service and withdraw basic after-tax contributions that have not been in the Plan for two calendar years (unmatured), are suspended from making contributions to the Plan for six months. Company matching contributions that have been in the Plan for two calendar years (matured) are also eligible to be withdrawn.

Distributions to participants who retire or who separate from service are automatically deferred until sixty days after they either reach age 65 or cease active employment, whichever is later, unless they request an earlier or later distribution.  Generally, participants who reach age 70 1/2 must begin receiving their Plan distribution by April 1 of the following year.  Furthermore, active employees who attain age 59 1/2 may request to receive a distribution of their before-tax account balances.  The distribution options include lump sum or installments paid monthly, quarterly, or annually for up to 10 years.

Withdrawals and distributions to participants are recorded when paid.

Administrative Costs —The Company currently pays all the administrative fees and expenses of the Plan, including those of the Trustee.  Brokerage fees, commissions, and transfer taxes associated with the purchase, sale or transfer of shares of CEG common stock are borne by the participant.  Investment management expenses are deducted from the assets of the investment fund. Participants are charged a $50 loan initiation fee and may incur short-term trading fees on certain investments.

The Company currently receives a reimbursement for certain plan expenses from Fidelity Investment Institutional Services Company, Inc.  This reimbursement, plus earnings thereon, will be used to offset plan expenses otherwise paid by the Company.  As of December 31, 2009 and 2008, the Plan’s assets included total reimbursements and earnings thereon of $662,370 and $542,223, respectively.  The reimbursements were used to pay Plan expenses of $50,500 and $67,500 for the years ended December 31, 2009 and 2008, respectively. The remainder will be allocated to active Plan participants in accordance with the guidelines set forth in ERISA.

Note 2. Significant Accounting Policies

The financial statements of the Plan are prepared under the accrual method of accounting. The accounting principles and practices that affect the more significant elements of the financial statements are:

Contributions Receivable — Represent amounts paid and remitted in January which were attributable to compensation earned in December.

Valuation of Investments — Investments are reported at fair value with an adjustment to contract value for fully benefit-responsive investment contracts.  Shares of CEG common stock held by T. Rowe Price Trust Company and mutual fund shares held in the Plan are valued as of year-end as of the close of the New York Stock Exchange, based upon valuations provided by Investment Managers, trustees of Group Trusts, sponsors of Mutual Funds, records of securities exchanges or valuation services, market data providers or qualified appraisers.  Participant loans are value at amortized cost, which approximates fair value.

The Plan’s investments in the T. Rowe Price Stable Value Fund consists primarily of fully benefit-responsive investment contracts and are included in the financial statements at contract value, which represents cost plus accrued income minus redemptions.  Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The fair value of the T. Rowe Price Stable Value Fund is valued at net asset value.  The net asset value per unit is determined by the investment company that manages the fund by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.  This fund does not have any unfunded commitments, has daily liquidity with trades settling between 1 and 3 days, and is not subject to any redemption restrictions at the measurement date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

Shares of CEG common stock are purchased on the open market, through new issuances, or by other acquisition.  Mutual fund shares are purchased on the open market, except the Trustee may purchase from time to time a small number of shares at current market value from participants making withdrawals or exchanges or obtaining loans from the Plan.  The cost of CEG common stock and mutual fund shares sold as a result of participant distributions, withdrawals, exchanges or loans, is determined under the average cost method.

Purchases and sales of securities are recorded on the trade date. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Subsequent Event Policy — We evaluated events or transactions that occurred after December 31, 2009 for inclusion in these financial statements through the date these financial statements were issued.

Note 3.  Tax Status

The Company received the latest favorable determination letter from the IRS, dated December 28, 2005, with respect to the Plan as amended through September 1, 2004, subject to adoption of proposed amendments submitted on August 31, 2005, qualifying the Plan as a stock bonus plan under Section 401 of the Internal Revenue Code (Code) and an employee stock ownership plan under Section 4975(e)(7) of the Code and exempting the Plan from federal income tax under Section 501 of the Code.  The proposed amendments were effective February 1, 2006.  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.  As such, no provision for income taxes has been included in the Plan’s financial statements.

Note 4.  Investments

Investments which exceed five percent of the Plan’s net assets as of December 31, 2009 and 2008 include:

At December 31, 2009

Identity of Issue	Units	Current Value
CEG Common Stock	5,126,627	$180,312,384
T. Rowe Price Stable Value Common Trust Fund	163,704,077	163,704,077
T. Rowe Price Growth Stock Fund	2,191,825	60,297,084
T. Rowe Price Equity Income Fund	2,688,057	56,422,320
T. Rowe Price Mid-Cap Growth Fund	1,187,675	56,402,678
T. Rowe Price Retirement 2020 Fund	3,418,270	49,906,736

At December 31, 2008

Identity of Issue	Units	Current Value
T. Rowe Price Stable Value Common Trust Fund	212,287,936	$212,287,936
CEG Common Stock	5,763,086	144,632,310
T. Rowe Price Equity Income Fund	3,885,274	66,361,060
T. Rowe Price Growth Stock Fund	3,375,002	64,935,383
T. Rowe Price Mid-Cap Growth Fund	1,698,635	55,494,575
Vanguard Institutional Index	639,839	52,812,470
PIMCO Total Return Institutional	5,176,070	52,485,345

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows as of December 31, 2009 and December 31, 2008:

	2009	2008
CEG Common Stock	$60,329,215	$(425,798,397)
Mutual Funds	177,320,921	(370,640,837)
Total	$237,650,136	$(796,439,234)

Effective January 1, 2008, we adopted accounting guidance related to fair value measurement.  This guidance defines fair value, establishes a framework for measuring fair value, and requires certain disclosures about fair value measurements.  Fair value is the price that the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  This guidance also creates a fair value hierarchy that prioritizes the inputs used to measure fair value.

The three levels of the fair value hierarchy are as follows:

•                  Level 1—Unadjusted quoted prices available in active markets at the measurement date for identical assets or liabilities.

•                  Level 2—Pricing inputs, other than quoted prices included within Level 1, which are either directly or indirectly observable as of the reporting date.

•                  Level 3—Significant inputs that are generally not observable from market activity.

The Plan determines the fair value of its assets using unadjusted quoted prices in active markets (Level 1) or pricing inputs that are observable (Level 2) whenever that information is available. The Plan uses unobservable inputs (Level 3) to estimate fair value only when relevant observable inputs are not available.

The Plan classifies assets within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of each individual asset taken as a whole. The Plan determines fair value for assets classified as Level 1 by multiplying the market price by the quantity of the asset. The Plan primarily determines fair value measurements classified as Level 2 using net asset value per unit of the fund which is observable on a less frequent basis. The Plan primarily determines fair value measurements classified as Level 3 using the income valuation approach, which involves discounting estimated cash flows using assumptions that market participants would use in pricing the asset.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

At December 31, 2009

	Level 1	Level 2	Level 3	Total Net Fair Value
Mutual Funds:
Growth funds	$246,898,538	$—	$—	$246,898,538
Balanced funds	200,536,767	—	—	200,536,767
Income funds	108,823,276	—	—	108,823,276
Index funds	46,095,612	—	—	46,095,612
Total mutual funds	602,354,193	—	—	602,354,193
Common / Collective Trust	—	163,704,077	—	163,704,077
CEG Common Stock	180,312,384	—	—	180,312,384
Participant Loans	—	—	24,867,332	24,867,332
Total	$782,666,577	$163,704,077	$24,867,332	$971,237,986

Short-term investments of $6,778 as of December 31, 2009 are in cash and therefore are excluded from the table above.

At December 31, 2008

	Level 1	Level 2	Level 3	Total Net Fair Value
Mutual Funds	$634,820,197	$—	$—	$634,820,197
Common / Collective Trust	—	212,287,936	—	212,287,936
CEG Common Stock	144,632,310	—	—	144,632,310
Participant Loans	—	—	31,563,613	31,563,613
Total	$779,452,507	$212,287,936	$31,563,613	$1,023,304,056

Short-term investments of $264,451 as of December 31, 2008 are in cash and therefore are excluded from the table above.

Following is a description of the valuation methodologies used for assets measured at fair value:

•                  Mutual Funds— Valued at the net asset value price of shares held by the Plan at year end.

•                  Common/Collective Trust— The Plan’s common / collective trust consists solely of the T. Rowe Price Stable Value Common Trust Fund. The fair value of the T. Rowe Price Stable Value Fund is valued at the net asset value per unit. The net asset value per unit is determined by the investment company that manages the fund by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

•                  CEG Common Stock — Valued at the quoted closing market price reported on the active market on which the individual securities are traded.

•                  Participant Loans— Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets:

	Year Ended December 31,
	2009	2008
Balance, beginning of year	$31,563,613	$31,679,850
Purchases, sales, issuances, and settlements (net)	(6,696,281)	(116,237)
Balance, end of year	$24,867,332	$31,563,613

Note 5. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 6. Litigation

In the fall of 2008, multiple class action lawsuits were filed in the United States District Courts for the District of Maryland and the Southern District of New York against CEG; Mayo A. Shattuck III, CEG’s Chairman of the Board, President and Chief Executive Officer; and others in their roles as fiduciaries of the Constellation Energy Group, Inc. Employee Savings Plan and Represented Employee Savings Plan for Nine Mile Point (the Savings Plans). The actions, which have been consolidated into one action in Maryland (the Consolidated Action), allege that the defendants, in violation of various sections of ERISA, breached their fiduciary duties to prudently and loyally manage the Savings Plans’ assets by designating CEG common stock as an investment, by failing to properly provide accurate information about the investment, by failing to avoid conflicts of interest, by failing to properly monitor the investment and by failing to properly monitor other fiduciaries. The plaintiffs seek to compel the defendants to reimburse the plaintiffs and the Savings Plans for all losses resulting from the defendants’ breaches of fiduciary duty, to impose a constructive trust on any unjust enrichment, to award actual damages with pre- and post-judgment interest, to award appropriate equitable relief including injunction and restitution and to award costs and expenses, including attorneys’ fees. On October 2, 2009, the defendants moved to dismiss the consolidated complaint in its entirety. We are unable at this time to determine the ultimate outcome of the Consolidated Action or its possible effects on the Plan.

Note 7. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price, a division of which is also the Plan Trustee.  These transactions qualify as party-in-interest transactions.

During 2009, the Plan purchased 1,685,679 common shares of CEG for $42,293,851 and sold 2,322,138 shares for $57,859,829.

During 2008, the Plan purchased 1,554,651 common shares of CEG for $77,499,398 and sold 1,231,882 shares for $119,995,966.

Note 8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s Form 5500 filing with the IRS and Department of Labor as of December 31, 2009 and December 31, 2008:

At December 31, 2009

Net assets available for benefits per the financial statements	$969,283,041
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,915,976
Less: contribution receivable	(1,793,531)
Net assets available for benefits per the Form 5500	$972,405,486

At December 31, 2008

Net assets available for benefits per the financial statements	$1,030,428,961
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,990,020)
Less: contribution receivable	(2,310,027)
Net assets available for benefits per the Form 5500	$1,026,128,914

The following is a reconciliation of contributions per the financial statements to the Form 5500 as of December 31, 2009:

Year Ended December 31, 2009

Contributions per the financial statements	$94,405,980
Less: contributions receivable at December 31, 2009	(1,793,531)
Plus: contributions receivable at December 31, 2008	2,310,027
Contributions per the Form 5500	$94,922,476

The following is a reconciliation of investment income per the financial statements to the Form 5500 as of December 31, 2009:

Year Ended December 31, 2009

Investment income per the financial statements	$265,737,575
Plus: current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,915,976
Less: prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,990,020
Investment loss per the Form 5500	$272,643,571

CONSTELLATION ENERGY GROUP, INC. (EIN 52-0280210)

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

	Identity of Issue	Cost	Current Value
Mutual Funds
	Fidelity Diversified International	$34,867,632	$44,450,115
	Fidelity Low Priced Stock	1,443,563	1,833,670
	PIMCO Total Return Inst	42,817,996	45,076,284
*	T. Rowe Price Equity Income Fund	45,947,792	56,422,320
*	T. Rowe Price Growth Stock Fund	43,085,774	60,297,084
*	T. Rowe Price Mid-Cap Growth Fund	39,831,146	56,402,678
*	T. Rowe Price Mid-Cap Value Fund	10,430,296	14,540,570
*	T. Rowe Price New Horizons Fund	17,471,981	24,583,203
*	T. Rowe Price Retirement 2005 Fund	3,112,723	3,592,786
*	T. Rowe Price Retirement 2010 Fund	22,500,724	27,561,379
*	T. Rowe Price Retirement 2015 Fund	32,734,861	41,066,198
*	T. Rowe Price Retirement 2020 Fund	38,869,622	49,906,736
*	T. Rowe Price Retirement 2025 Fund	21,722,707	28,418,914
*	T. Rowe Price Retirement 2030 Fund	16,376,005	21,434,866
*	T. Rowe Price Retirement 2035 Fund	7,205,595	9,585,620
*	T. Rowe Price Retirement 2040 Fund	9,229,213	12,201,693
*	T. Rowe Price Retirement 2045 Fund	3,504,412	4,596,037
*	T. Rowe Price Retirement 2050 Fund	1,024,908	1,300,583
*	T. Rowe Price Retirement 2055 Fund	696,118	871,955
*	T. Rowe Price Retirement Income Fund	6,337,094	7,324,672
*	T. Rowe Price Small-Cap Value Fund	35,774,938	44,791,218
	Vanguard Institutional Index	37,531,967	46,095,612
	Subtotal Mutual Funds	472,517,067	602,354,193
Common / Collective Trusts
*	T. Rowe Price Stable Value Common Trust Fund	163,704,077	163,704,077
	Subtotal Common/ Collective Trusts	163,704,077	163,704,077
Company Stock
*	Constellation Energy Group, Inc.	129,029,849	180,312,384
	Subtotal Company Stock	129,029,849	180,312,384
Short Term Investments
*	T. Rowe Price Short Term Distribution Account	379	379
*	T. Rowe Price Short Term Settlement Account	6,399	6,399
	Subtotal Short Term Investments	6,778	6,778
Loans
*	Loan Account
	Interest Range 4.00 – 10.00%
	Maturity Date Range January 2010 – October 2039	—	24,867,332
	Subtotal Loans	—	24,867,332

	Grand Total	$765,257,771	$971,244,764

*      Represents party-in-interest

CONSTELLATION ENERGY GROUP, INC. (EIN 52-0280210)

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

Schedule G, Part III - Nonexempt Transactions

(a)  Identity of party involved:  Former employee

(b)  Relationship to plan, employer, or other party-in-interest:  Fiduciary

(c)  Description of transactions including maturity date, rate of interest, collateral, par or maturity value:  Use of plan assets by the former employee; the Plan was made whole June 3, 2009.

(d)  Purchase price:  N/A

(e)  Selling Price:  N/A

(f)  Lease rental:  N/A

(g)  Expenses incurred in connection with transaction:  N/A

(h)  Cost of asset:  $9,009

(i)  Current value of asset:  $9,282

(j)  Net gain or loss on each transaction:  N/A

N/A Not applicable